14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

Neuilly, December 9th, 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the following disclosure materials for Cereol:

- Financial Data – Cereol : consolidated accounts at September 30, 2002 (both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Matthieu Hauw
General Counsel

dlw 12/18

Financial Data

Cereol : consolidated accounts at September 30, 2002

Paris, November 20, 2002 - The Board of Directors of Cereol met on November 18 under the Chairmanship of Carl Hausmann to examine the consolidated accounts at September 30, 2002

The principal consolidated data is as follows:

Key figures (in EUR million)	30/09/01	30/09/02	^%
Net sales	3,873.3	3,578.2	-7.6
Operating income	140.0	115.3	-17.6
Profit before tax and exceptional items	87.2	82.1	-5.8
Net income - group share	23.6	40.8	+72.9
Total shareholder equity	1,127.3	1,016.2	
Net financial debt	739.6	549.5	
Net financial debt/total shareholders' equity	0.65	0.54	

Comparison of key figures is made difficult because of the perimeter changes in the years 2001 and 2002, in particular the exit of Koipe and Carapelli and the entry of the remaining 49% of Oleina and 50% of CanAmera, both now being owned by Cereol.

Net sales for the 9 months ended September 30, 2002 reached EUR 3,578.2 million and reflect a 7.6% drop as compared to 2001. At constant perimeter, net sales are up 2.3% compared to last year.

The consolidated operating profit for the first 9 months reached EUR 115.3 million, a decrease of 17.6% from last year. At constant perimeter, operating income increased 5.3% versus last year.

Net income Group share reached EUR 40.8 million at September 30, 2002, as compared to a profit of EUR 23.6 million at September 30, 2001. This improvement is largely due to lower financial costs and to a reduction in extraordinary expenses and a lower effective tax rate.

Net financial debt/total shareholders' equity ratio improved to 0.54 at September 30, 2002 versus 0.65 at September 30, 2001.

Subsequent events at September 30, 2002.

On October 15, 2002, Edison completed its sale of 54.69% of the shares of Cereol to Bunge Investments France SAS. In accordance to regulations applicable in France, Bunge Investments France SAS launched a tender offer on November 8, 2002 for the shares remaining in the public. This tender offer is open for a period of 15 trading days, i.e. from November 8, 2002 until November 28, 2002 included. The general terms and conditions of this tender offer are detailed in the offering circular approved by the COB on November 5, 2002 under number 02-1123.

On November 4, 2002, Cereol signed an agreement to purchase the majority stake in Kaliakra, a Bulgarian company specializing in seed oil crushing and refining. The closing is subject to regulatory approval.

Perspectives 2002

Prospects for the last quarter of 2002 remain satisfactory. However, the operating results for the year 2002 are not expected to be as high as those achieved in the preceding year.

Press contacts :
Tarick Dali tel : +33 1 40 70 11 89
Jerry Backstrom tel : +33 1 41 43 10 60
Henri Rieux tel : +33 1 41 43 19 52

Informations Financières

Cereol : résultats consolidés au 30 septembre 2002

Paris, le 20 novembre 2002 - Le Conseil d'Administration de Cereol SA, s'est réuni le 18 novembre 2002, sous la présidence de Monsieur Carl Hausmann pour examiner les résultats consolidés au 30 septembre 2002.

Les principales données consolidées se résument ainsi :

Chiffres clés (en millions d'Euros)	**30/09/01**	**30/09/02**	**^%**
Chiffres d'affaires	3 873,3	3 578,2	-7,6
Résultats d'exploitation	140,0	115,3	-17,6
Résultats courant avant impôt et événements exceptionnels	87,2	82,1	-5,8
Résultat net - part du groupe	23,6	40,8	+72,9
Capitaux propres de l'ensemble	1 127,3	1 016,2	
Endettement financier - net	739,6	549,5	
Ratio dettes nettes/fonds propres	0,65	0,54	

La comparaison des chiffres clés est rendue difficile du fait des changements du périmètre du groupe intervenus en 2001 et 2002, liés en particulier à la sortie des sociétés Koipe SA et Carapelli SpA et à l'entrée de 49% d'Oleina et de 50% de CanAmera, toutes deux désormais détenues à 100%.

Le chiffre d'affaires pour les neuf premiers mois de l'année, a atteint 3 578,2 millions d'Euros et présente une diminution de 7,6% par rapport à la même période 2001. A périmètre constant, le chiffre d'affaires progresse de 2,3% par rapport à 2001.

Le résultat d'exploitation consolidé pour les neuf premiers mois de l'année 2002 se monte à 115,3 millions d'Euros, représentant une baisse de 17,6% par rapport au 30 septembre 2001. Néanmoins, à périmètre constant, le résultat d'exploitation augmente de 5,3% par rapport à l'année dernière.

Le résultat net - part du groupe s'établit à 40,8 millions d'Euros au 30 septembre 2002, contre un résultat de 23,6 millions d'Euros au 30 septembre 2001. Cette croissance est essentiellement due à des coûts financiers réduits ainsi qu'à une réduction des frais exceptionnels et un taux d'imposition effectif plus faible.

Le ratio endettement financier net/fonds propres s'est élevé à 0,54 au 30 septembre 2002, contre 0,65 au 30 septembre 2001.

Evénements postérieurs au 30 septembre 2002

Le 15 octobre 2002, Edison a cédé sa participation de 54,69% dans la société Cereol à Bunge Investments France SAS. En application de la réglementation applicable en France, Bunge Investments France SAS a initié le 8 novembre 2002 une garantie de cours sur l'ensemble des actions de la société Cereol SA qui restent dans le public. Cette offre est ouverte pendant une période de 15 séances de bourse, soit du 8 novembre 2002 au 28 novembre 2002 inclus. Les conditions générales de cette offre sont détaillées dans la note d'information visée par la COB le 5 novembre 2002 sous le numéro 02-1198

Le 4 novembre 2002, Cereol a signé un contrat pour l'acquisition d'une participation majoritaire dans la société bulgare Kaliakra, spécialisée dans la trituration et le raffinage de graines oléagineuses. La réalisation de l'opération est soumise à l'approbation des autorités de concurrence compétentes.

Perspectives 2002

Les prévisions pour 2002 demeurent positives. Le résultat d'exploitation de l'année 2002 ne devrait pas être aussi élevé que celui de l'année dernière.

Contacts Presse :
Tarick Dali : +33 1 40 70 11 89
Jerry Backstrom : +33 1 41 43 10 60
Henri Rieux : +33 1 41 43 19 52